                               INDEX TO EXHIBITS

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
  NO.                             DESCRIPTION                           PAGE NUMBER
-------                           -----------                           ------------
  A.1     Subsidiaries of the Company.................................
  A.2     Consent of PricewaterhouseCoopers N.V., Independent
          Accountants.................................................
  A.3     Consent of Moret Ernst & Young Accountants, Independent
          Auditors....................................................
  2.5     Amendment and Waiver to Share Rights Agreement, dated
          November 24, 1999, between Baan Company N.V. and Fletcher
          International Limited.......................................

                                       88